Exhibit 99.1

Trip.com Group Limited Reports Unaudited First Quarter of 2021 Financial Results

Shanghai, China, May 18, 2021—Trip.com Group Limited (Nasdaq: TCOM and HKEX: 9961) (“Trip.com Group” or the “Company”), a leading one-stop travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management, today announced its unaudited financial results for the first quarter ended March 31, 2021.

Key Highlights for the First Quarter of 2021

●	Our business has showed resilient recovery in the China domestic market.

—	Compared with the same period pre-COVID in 2019, both domestic hotel and air ticketing reservations have fully recovered since early March 2021 and achieved double-digit growth for the month.

—	Revenues from corporate travel management grew 101% year-over-year and 6% compared with the same period in 2019.

“Trip.com Group’s mission is to pursue the perfect trip for a better world. Over the past two decades, we have continuously been exploring and innovating to further expand our offerings,” said James Liang, Executive Chairman. “Going forward, we will continue to expand product offerings, improve service quality, innovate our content, and bring new value to the travel industry.”

“Despite the challenges in January and February of 2021 due to outbreaks of virus during the winter season, China domestic travel rebounded quickly in March and showed stronger momentum in April and May,” said Jane Sun, Chief Executive Officer. “Quality leisure travel showed rapid growth, with reservations for mid to high-end hotels spearheading growth. Meanwhile, long-distance travel in mainland China has fully recovered, and short-distance travel has shown a continuing growth trajectory.”

First Quarter of 2021 Financial Results and Business Updates

Since the beginning of 2021, a few waves of COVID-19 infections have re-emerged in various regions of China, and precautionary measures, including varying levels of travel restrictions and encouragement of reduced travel during the Chinese New Year, have been reinstated in China. These travel restrictions reduced users’ demand for the Company’s products, and materially and adversely affected its results of operations in January and February of 2021.

As vaccines roll out globally and the total vaccination rate continues to climb, social and economic conditions have gradually recovered from the COVID-19 pandemic within China. The Company observed an emerging demand for short-haul travel, local trips, and domestic boutique and premium accommodation experiences. The Company has offered new products in these categories to better serve users’ travel demand and achieved a strong recovery in the domestic travel business. The Company has continued innovations in products, services, and content allowing it to quickly respond to the evolving need of users and capture the pent-up demand for outbound travel post-COVID-19. As a result, the Company’s operation performance saw significant improvement in March 2021.

For the first quarter of 2021, Trip.com Group reported net revenue of RMB4.1 billion (US$628 million), representing a 13% decrease from the same period in 2020, mainly due to a strong recovery in March 2021, partially offset by the decrease in cross-border travel. Net revenue for the first quarter of 2021 decreased by 17% from the previous quarter.

Accommodation reservation revenue for the first quarter of 2021 was RMB1.6 billion (US$241 million), representing a 37% increase from the same period in 2020, primarily due to the strong demand for inter-provincial stays. Accommodation reservation revenue for the first quarter of 2021 decreased by 30% from the previous quarter, primarily due to the travel restrictions introduced in January and February of 2021.

Transportation ticketing revenue for the first quarter of 2021 was RMB1.5 billion (US$230 million), representing a 37% decrease from the same period in 2020, and an 11% decrease from the previous quarter, primarily due to the travel restrictions introduced in January and February of 2021.

Packaged-tour revenue for the first quarter of 2021 was RMB169 million (US$26 million), representing a 68% decrease from the same period in 2020, and a 35% decrease from the previous quarter.

Corporate travel revenue for the first quarter of 2021 was RMB252 million (US$39 million), representing a 101% increase from the same period in 2020. Corporate travel revenue for the first quarter of 2021 decreased by 18% from the previous quarter.

Gross margin was 75% for the first quarter of 2021, which slightly increased from 74% for the same period in 2020. Gross margin for the first quarter of 2021 decreased from 82% for the previous quarter, largely due to the travel restrictions at the outset of 2021.

Product development expenses for the first quarter of 2021 increased by 31% to RMB2.2 billion (US$340 million) from the same period in 2020, primarily due to the fluctuations in expenses related to product development personnel. Product development expenses increased by 3% from the previous quarter. Product development expenses for the first quarter of 2021 accounted for 54% of the net revenue.

Sales and marketing expenses for the first quarter of 2021 decreased by 31% to RMB952 million (US$145 million) from the same period in 2020 and decreased by 23% from the previous quarter, primarily due to the decrease in expenses relating to sales and marketing promotion activities. Sales and marketing expenses for the first quarter of 2021 accounted for 23% of the net revenue.

General and administrative expenses for the first quarter of 2021 decreased by 65% to RMB684 million (US$104 million) from the same period in 2020, primarily due to the decrease in allowance for expected credit losses which we accrued amount of RMB1.2 billion in the first quarter of 2020. General and administrative expenses increased by 1% from the previous quarter. General and administrative expenses for the first quarter of 2021 accounted for 17% of the net revenue.

Income tax expense for the first quarter of 2021 was RMB41 million (US$6 million), compared to income tax benefit of RMB254 million in the same period of 2020 and income tax expense of RMB163 million in the previous quarter. The change in our effective tax rate was primarily due to the non-taxable income of the fair value changes in equity securities investments and exchangeable senior notes.

Net income attributable to Trip.com Group’s shareholders for the first quarter of 2021 was RMB1.8 billion (US$273 million), compared to net loss attributable to Trip.com Group’s shareholders of RMB5.4 billion in the same period in 2020 and net income attributable to Trip.com Group’s shareholders of RMB1.0 billion in the previous quarter. Excluding share-based compensation charges and fair value changes of equity securities investments and exchangeable senior notes, non-GAAP net loss attributable to Trip.com Group’s shareholders was RMB204 million (US$30 million), compared to non-GAAP net loss attributable to Trip.com Group’s shareholders of RMB2.2 billion in the same period in 2020 and non-GAAP net income attributable to Trip.com Group’s shareholders of RMB1.1 billion in the previous quarter.

Adjusted EBITDA for the first quarter of 2021 was RMB-216 million (US$-33 million), compared to RMB-875 million in the same period in 2020 and RMB799 million in the previous quarter. Adjusted EBITDA margin was -5% for the first quarter of 2021, compared to -18% in the same period in 2020 and 16% in the previous quarter.

Diluted earnings per ordinary share and per ADS were RMB2.88 (US$0.44) for the first quarter of 2021. Excluding share-based compensation charges and fair value changes of equity securities investments and exchangeable senior notes, non-GAAP diluted losses per ordinary share and per ADS were RMB0.34 (US$0.05) for the first quarter of 2021. Each ADS currently represents one ordinary share of the Company.

As of March 31, 2021, the balance of cash and cash equivalents, restricted cash, short-term investment, held to maturity time deposit and financial products was RMB66.1 billion (US$10.1 billion).

Conference Call

Trip.com Group’s management team will host a conference call at 8:00PM EST on May 18, 2021 (or 8:00AM CST on May 19, 2021) following this announcement.

The conference call will be available live on Webcast and for replay at: https://investors.trip.com. The call will be archived for twelve months on our website.

All participants must pre-register to join this conference call using the Participant Registration link below:

https://s1.c-conf.com/DiamondPass/10013812-ah49l7.html

Upon registration, each participant will receive details for this conference call, including dial-in numbers, passcode and a unique access PIN. To join the conference, please dial the number provided, enter the passcode, followed by your PIN.

A telephone replay of the call will be available after the conclusion of the conference call until May 26, 2021.

The dial-in details for the replay:

International dial-in number: +61-7-3107-6325

Passcode: 10013812

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Trip.com Group’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Trip.com Group’s ADSs or shares, Trip.com Group’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in the relevant jurisdictions where Trip.com Group operates, failure to successfully develop Trip.com Group’s existing or future business lines, damage to or failure of Trip.com Group’s infrastructure and technology, loss of services of Trip.com Group’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Trip.com Group’s affiliated Chinese entities and the contractual arrangements among Trip.com Group, its affiliated Chinese entities and their shareholders, and other risks outlined in Trip.com Group’s filings with the U.S. Securities and Exchange Commission or the Stock Exchange of Hong Kong Limited. All information provided in this press release and in the attachments is as of the date of the issuance, and Trip.com Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Trip.com Group’s unaudited condensed consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Trip.com Group uses Non-GAAP financial information related to adjusted net income attributable to Trip.com Group’s shareholders, adjusted EBITDA, adjusted EBITDA margin and adjusted diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Compensation-Stock Compensation” and its share-based compensation charges are not tax deductible, and fair value changes of equity securities investments and exchangeable senior notes, net of tax, recorded under ASU 2016-1.

Trip.com Group’s management believes the Non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP, does not have a standardized meaning under GAAP, and may be different from Non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using Non-GAAP financial measures is that Non-GAAP measures exclude share-based compensation charges and fair value changes of equity securities investments and exchangeable senior notes that have been and will continue to be significant recurring expenses in Trip.com Group’s business for the foreseeable future.

Reconciliations of Trip.com Group’s Non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM and HKEX: 9961) is a leading one-stop travel platform globally, integrating a comprehensive suite of travel products and services and differentiated travel content. It is the go-to destination for travelers in China, and increasingly for travelers around the world, to explore travel and get inspired, to make informed and cost-effective travel bookings, and to enjoy hassle-free, on-the-go support and share travel experience. Founded in 1999 and listed on Nasdaq in 2003, the Company operates under a portfolio of brands, including Ctrip, Qunar, Trip.com and Skyscanner.

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: +86 (21) 3406-4880 X 12229

Email: iremail@trip.com

Trip.com Group Limited

Unaudited Consolidated Balance Sheets

(In millions, except share and per share data)

	December 31, 2020	March 31, 2021	March 31, 2021
	RMB (million)	RMB (million)	USD (million)

	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash, cash equivalents and restricted cash	19,415	23,060	3,520
Short-term investments	24,820	30,679	4,683
Accounts receivable, net	4,119	4,353	664
Prepayments and other current assets	9,657	9,786	1,493

Total current assets	58,011	67,878	10,360
Property, equipment and software	5,780	5,662	864
Intangible assets and land use rights	13,344	13,231	2,019
Right-of-use asset	987	1,159	177

Investments (Includes held to maturity time deposit and financial products of RMB15,357 million and RMB12,398 million as of December 31, 2020 and March 31, 2021, respectively)	47,943	48,246	7,364
Goodwill	59,353	59,352	9,059
Other long-term assets	436	408	62
Deferred tax asset	1,395	1,506	230

Total assets	187,249	197,442	30,135
LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	33,665	40,796	6,227
Accounts payable	4,506	4,973	759
Advances from customers	7,605	7,210	1,100
Other current liabilities	12,593	12,659	1,932
Total current liabilities	58,369	65,638	10,018

Deferred tax liability	3,574	3,545	541
Long-term debt	22,718	23,356	3,565
Long-term lease liability	618	735	112
Other long-term liabilities	403	385	59

Total liabilities	85,682	93,659	14,295

SHAREHOLDERS’ EQUITY

Total Trip.com Group Limited shareholders’ equity	100,354	102,837	15,696

Non-controlling interests	1,213	946	144

Total shareholders’ equity	101,567	103,783	15,840

Total liabilities and shareholders’ equity	187,249	197,442	30,135

Trip.com Group Limited

Unaudited Consolidated Statements of Income/(Loss)

(In millions, except share and per share data)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	March 31, 2020	December 31, 2020	March 31, 2021	March 31, 2021
	RMB (million)	RMB (million)	RMB (million)	USD (million)

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue:
Accommodation reservation	1,155	2,244	1,580	241
Transportation ticketing	2,393	1,699	1,506	230
Packaged-tour	523	262	169	26
Corporate travel	126	307	252	39
Others	538	454	602	92

Total revenue	4,735	4,966	4,109	628
Less: Sales tax and surcharges	(4)	(2)	(1)	(0)

Net revenue	4,731	4,964	4,108	628
Cost of revenue	(1,220)	(910)	(1,034)	(158)

Gross profit	3,511	4,054	3,074	470
Operating expenses:
Product development **	(1,696)	(2,162)	(2,225)	(340)
Sales and marketing **	(1,382)	(1,232)	(952)	(145)
General and administrative **	(1,942)	(676)	(684)	(104)

Total operating expenses	(5,020)	(4,070)	(3,861)	(589)

Loss from operations	(1,509)	(16)	(787)	(119)
Interest income	513	429	418	64
Interest expense	(448)	(377)	(407)	(62)
Other (expense)/income	(3,827)	769	2,508	383

(Loss)/Income before income tax expense and equity in income of affiliates	(5,271)	805	1,732	266
Income tax benefit/(expense)	254	(163)	(41)	(6)
Equity in (loss)/income of affiliates	(321)	318	74	11

Net (loss)/income	(5,338)	960	1,765	271
Net loss attributable to non-controlling interests	9	44	15	2
Accretion to redemption value of redeemable non-controlling interests	(24)	—	—	—

Net (loss)/income attributable to Trip.com Group Limited	(5,353)	1,004	1,780	273
(Losses)/Earnings per ordinary share *
- Basic	(8.98)	1.67	2.95	0.45
- Diluted	(8.98)	1.65	2.88	0.44

(Losses)/Earnings per ADS *
- Basic	(8.98)	1.67	2.95	0.45
- Diluted	(8.98)	1.65	2.88	0.44

Weighted average ordinary shares outstanding *
- Basic	595,953,184	602,968,832	604,596,792	604,596,792
- Diluted	595,953,184	609,135,914	629,540,722	629,540,722

** Share-based compensation included in Operating expenses above is as follows:
Product development	180	260	151	23
Sales and marketing	30	43	22	3
General and administrative	133	208	121	18

*

The change in ADS ratio proportionate to the Share Subdivision from eight ADSs representing one ordinary share to one ADS representing one Share, effective on March 18, 2021. Basic and diluted earnings/(losses) per ordinary share (GAAP and Non-GAAP) and weighted average ordinary shares outstanding (GAAP and Non-GAAP) for the three months ended March 31, 2020 and December 31, 2020 have been retrospectively adjusted for the Share Subdivision that became effective on March 18, 2021.

Trip.com Group Limited

Reconciliation of GAAP and Non-GAAP Results

(In millions, except share, % and per share data)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	March 31, 2020	December 31, 2020	March 31, 2021	March 31, 2021
	RMB (million)	RMB (million)	RMB (million)	USD (million)

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net (Loss)/income	(5,338)	960	1,765	271
Less: Interest income	(513)	(429)	(418)	(64)
Add: Interest expense	448	377	407	62
Add: Other expense/(income)	3,827	(769)	(2,508)	(383)
Add: Income tax (benefit)/expense	(254)	163	41	6
Add: Equity in loss/(income) of affiliates	321	(318)	(74)	(11)
Loss from operations	(1,509)	(16)	(787)	(119)
Add: Share-based compensation	343	511	294	44
Add: Depreciation and amortization	291	304	277	42
Adjusted EBITDA	(875)	799	(216)	(33)
Adjusted EBITDA margin	-18%	16%	-5%	-5%

Net (loss)/income attributable to Trip.com Group Limited	(5,353)	1,004	1,780	273
Share-based compensation	343	511	294	44
Fair value changes of equity securities investments and exchangeable senior notes	2,999	(407)	(2,367)	(361)
Add: Tax effects on fair value changes of equity securities investments and exchangeable senior notes	(209)	(45)	89	14
Non-GAAP net (loss)/income attributable to Trip.com Group Limited	(2,220)	1,063	(204)	(30)
Non-GAAP Diluted weighted average ordinary shares outstanding *	595,953,184	609,135,914	604,596,792	604,596,792
Non-GAAP Diluted (losses)/income per share *	(3.73)	1.75	(0.34)	(0.05)
Non-GAAP Diluted (losses)/income per ADS *	(3.73)	1.75	(0.34)	(0.05)

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.5518 on March 31, 2021 published by the Federal Reserve Board.